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11021860

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~/A
PART III

SEC FILE NUMBER
8-49491

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHEVAL CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 N. PITT STREET, SUITE 110
(No. and Street)

ALEXANDRIA (City) VA (State) 22314 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANCIS C STIFF 703-549-7390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BUCK, STURMER & CO., P.C.
(Name – *if individual, state last, first, middle name*)

521 FIFTH AVENUE, SUITE 2100 (Address) NEW YORK (City) NY (State) 10175 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC Mail Processing Section
RECEIVED
MAY 13 2011

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, FRANCIS C. STIFF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHEVAL CAPITAL, INC., as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State / District of Virginia
City / County of Alexandria
The foregoing instrument was acknowledged before me this 7th day of May 2011, by Mr. Francis C. Stiff

Notary Public

My commission expires: 10/31/2013

Signature

PRESIDENT
Title

Notary Public

HEELAY GARDIZI
Notary Public
Commonwealth of Virginia
341763
My Commission Expires Oct 31, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINRA

Financial Industry Regulatory Authority

By Certified Mail #7160 3901 9848 3227 9050

May 2, 2011

Mr. Francis C. Stiff, President
Cheval Capital, Inc.
901 N. Pitt Street, Suite 110
Alexandria, VA 22314

RE: Cheval Capital, Inc. Annual Audit Report

Dear Mr. Stiff:

This acknowledges receipt of your December 31, 2010 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Act (SEA) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain an Oath or Affirmation (Signed by a duly authorized officer of the member firm and notarized). The Oath or Affirmation that was submitted did not contain signatures and the notary's seal.

Based on the above, your filing does not comply with the requirements of the Rule. To that end, we urge you to review the Rule with your independent accountant as soon as possible.

Pursuant to the provisions of FINRA Rule 8210, we request that you send one copy of each item (s) listed above to this office and to the appropriate SEC Regional District Office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by May 16, 2011. Questions may be addressed to the undersigned at (215) 963-2611.

Very truly yours,

Eric Gray
Principal Regulatory Coordinator

Enclosure: Form X-17A-5 Part III Facing Page

cc: Ms. Diane Hagy
Assistant Regional Director
Securities and Exchange Commission
Mellon Independence Center
701 Market Street, Suite 2000
Philadelphia, PA 19106

Buck, Sturmer & Co., P.C.
521 Fifth Avenue, Suite 2100
New York, NY 10175

SEC MAIL PROCESSING RECEIVED MAY 13 2011 WASH. DC SECTION 211